UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
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SEC FILE NUMBER 333-122090
CUSIP NUMBER 25470B 10 3

(Check one)      ☐ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☒ Form 10-Q      ☐ Form N-SAR      ☐ Form N-CSR
For Period Ended:      September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Discovery Bancorp

Full Name of Registrant

Former Name if Applicable

338 Via Vera Cruz

Address of Principal Executive Office (Street and Number)

San Marcos, California 92078

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
During the quarter the Company completed the acquisition (purchase and assumption) of the going business of a commercial finance lender and additional time is required to properly integrate its financials and to compose management’s discussion.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

S. Alan Rosen	(818)	591-2121

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 14 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)
Yes ☒ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Discovery Bancorp

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 14, 2005	By	/s/ Martin McNabb
Martin McNabb

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 101).
GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25(17 CFR 240.2b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

PART IV — OTHER INFORMATION (3)
     Discovery Bancorp (“Bancorp” or the “Company”) is the holding company for Discovery Bank (the “Bank”), headquartered in San Marcos, California, and Celtic Capital Corporation, headquartered in Santa Monica, California. On June 22, 2005, Bancorp acquired ownership of the Bank through a corporate reorganization and became a bank holding company registered under the Bank Holding Company Act of 1956, as amended.
     The following preliminary unaudited financial information is in process of being reviewed and is subject to change.
     On August 31, 2005, Bancorp, through its wholly-owned subsidiary, Celtic Merger Corp., acquired certain assets and assumed certain liabilities of Celtic Capital Corporation, a commercial finance lender. $19.3 million of commercial loans and other assets, including $1.7 million of goodwill established as part of the purchase, were acquired. Funding for the purchase was provided by a borrowing line established with an unaffiliated bank and $6.1 million in cash and stock. Celtic Merger Corp. has been renamed Celtic Capital Corporation (“Celtic”) and operates as a commercial finance lender. Further, at September 30, 2005, the Company had largely completed a $12.8 million stock offering, of which $0.8 million of shares were issued as part of the Celtic asset acquisition, and received net proceeds of approximately $11.1 million.
     As of November 8, 2005, the Company closed its public offering registered on Form SB-2 and has issued 827,425 shares of its common stock. Please refer to Bancorp’s Registration Statements on Form S-4 and SB-2 for more information regarding the holding company reorganization, the Celtic acquisition and the stock offering.
     The Company earned $13,224 for the three months ended September 30, 2005 and $222,637 for the nine months ended September 30, 2005. This compares to earnings of the Company of $384,976 and $479,951 for the same periods in 2004. Before tax earnings for the three months ended September 2005 also declined. Increases in net interest income from continued loan growth and non-interest income were more than offset by one time expenses associated with the Celtic asset acquisition. These one time expenses include $234 thousand for setting up an initial loss reserve related to the Celtic loan portfolio and $106 thousand in acquisition costs. In addition, during 2004 the Company had the benefit of a tax loss carry forward, which increased net income.
     Before tax income for the nine months ended September 2005 increased over the same period in 2004 due primarily due to loan growth combined with an increase in rental income and gain on sale of SBA loans, partially offset by the previously noted Celtic asset acquisition and increased professional expenses. Again, however, net income declined from 2004, which benefited from a tax loss carry forward.

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